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                                                       Filed by USA Interactive
                          Pursuant to Rule 425 under the Securities Act of 1933

                                                 Subject Company:  Ticketmaster
                                                    Commission File No. 0-25041




         USA Interactive made the following statements today on a conference call open to the public:

         USA will announce Third Quarter results on October 24:
           o It expects to meet or exceed its previously forecasted Cash EPS for the quarter.

           o It is running ahead of what it said in July on an operating basis for the full year.

         At the same time, USA intends to release its Preliminary 2003 Budget:
           o  It estimates very strong growth overall for next year.